KOSMOS CEMENT COMPANY


                 Deckers Creek - Morgantown, West Virginia




                                 AGREEMENT

                                  between

                           KOSMOS CEMENT COMPANY

                                    and

                INTERNATIONAL BROTHERHOOD OF BOILERMAKERS,
              CEMENT, LIME, GYPSUM & ALLIED WORKERS DIVISIOIN
                                Lodge D-532


                                 1993-1997


                                 AGREEMENT


     This Agreement, dated December 15, 1993 is made by and between the KOSMOS CEMENT COMPANY and the INTERNATIONAL BROTHERHOOD OF BOILERMAKERS, CEMENT, LIME, GYPSUM, AND ALLIED WORKERS DIVISION LOCAL LODGE NO. D532, referred to respectively as the "Company" and the "Union."


ARTICLE I - RECOGNITION

1.1 The Company recognizes the Union as the sole bargaining agent for its employees as is defined in Section 2 who work at the Company's operations at Morgantown (Deckers Creek), West Virginia, for the purpose of collective bargaining with respect to rates of pay, hours, and other conditions of employment.

1.2 The term "employee" as used in this agreement shall include all permanent production and maintenance employees including lead men, but excluding all clerical employees, guards and supervisors as defined in the Act and all other employees.

1.3 Union officers and members shall refrain from any union solicitation on company time.

1.4 All provisions of this agreement shall be applied to all employees without regard to race, color, sex, religious creed, age
or national origin.   The company and the union will comply with
all federal and state laws concerning the rights of workers including the Americans with Disabilities Act and the Family and Medical Leave Act.


ARTICLE II - UNION AND COMPANY COOPERATION

2.1 The Union agrees that it will cooperate with the Company in all matters of industrial relations including carrying out Equal Employment Opportunity obligations and will support the Company's efforts to assure a fair day's work on the part of its members and that it will actively strive to eliminate absenteeism and other practices which restrict production. It further agrees that its members will abide by the rules of the Company in its effort to prevent accidents, to eliminate waste in production, conserve materials and supplies, improve the quality of workmanship, and strengthen goodwill between the Company and its employees.

2.2 The Union agrees that it will use its best efforts to assist the Company in enhancing the competitiveness of the Company, and augmenting or increasing revenue generation.

2.3 The parties hereto intend by this Agreement to provide a stabilized and mutually beneficial relationship between them and to insure the production of quality products on schedule and at competitive costs during the life of this Agreement. The Company and the Union will also establish an active Employee Participation Program to facilitate ideas and develop and implement programs to improve the overall operations and enhance employee involvement.


ARTICLE III - THE CORE CONCEPT

3.1 The parties agree that the basic structure of the Company's operation and the organization of its work force is based on the "Core Concept." Under the Core Concept, employees will generally perform the "core" of the work to be done at the mine and stone loading operations with the remainder to be performed by substantial but various numbers and types of outside contractors. The parties recognize that the Company is in the primary business of manufacturing cement and other products requiring similar process (utilizing alternative substitute fuels). The parties further recognize that the business is limited in scope and that the Company should avoid, to the extent possible, getting into other businesses such as special projects, special maintenance other than routine preventive maintenance, day to day labor pool work, janitorial work, trucking and the like, where other business concerns may have more expertise, competence, economies of scale or other advantages. The Company has the right to subcontract these and other types of work where in the Company's judgement such subcontracting is in the economic best interest of the Company and its employees. It is understood and agreed that the Core Concept does not require any specific number of employees, nor does it cover any specific work or job classifications. Rather, the Core Concept is a way of doing business which is designed to increase productivity of the plant and the job security of the employees. Subcontracting will not be used to permanently replace bargaining unit employees.



ARTICLE IV - UNION ACTIVITY

4.1 The Company agrees that during all reasonable times when the mine and stone hauling are operating a duly accredited representative of the Union shall be entitled access to the mine during the regular working hours for the purpose of assisting in the adjustment of pending grievances, provided that the designated representative of the Company is properly notified in advance and the Union representative establishes proper identification. If it is necessary to go into the work area of the mine (for example, to view a particular operation relative to a pending grievance), then the appropriate Company official shall accompany the Union representative so that both parties see the same thing so as to aid in resolving the grievance.

4.2 The Union Grievance Committee representing the employees in matters other than negotiations shall consist of not more than two
(2) employees. The Operations Manager or his designee will meet with the Committee within five (5) days, excluding Saturdays, Sundays and holidays, of any request by the President of the Local Union to the Operations Manager for such a meeting.

4.3 Insofar as practical, meetings will be conveniently scheduled by the company so as to complete all business within normal working hours. Such employees attending meetings will be compensated at their regular straight time rate of pay for hours normally scheduled to work.

4.4 Employees receiving formal disciplinary action may request that a union representative be present.

ARTICLE V - MANAGEMENT RIGHTS

5.1 The Union recognizes that the management of the mine and stone loading operations, the direction of the working forces, including the right to hire, discipline for just cause, the right to make and change and enforce (after posting) rules for the maintenance of discipline and safety; the exclusive rights to determine partial or permanent discontinuance or shutdown of operations (the Company's only obligation when exercising this right is to bargain with the union over the effects of that decision); the right to promote, or transfer employees; the right to transfer and relieve employees from duty because of lack of work or other legitimate reason, and the right to establish and change the working schedules and duties of employees are vested in the Company, except as otherwise provided in the Agreement. The listing of specific rights in this Agreement is not intended to be nor shall be considered restrictive of or a waiver of any of the rights of management not listed and not specifically surrendered herein, whether or not such rights have been exercised by the Company in the past.


ARTICLE VI - WAGES

6.1 It is agreed that for the duration of this Agreement, the wage groups and the rates of pay shall be those set in Schedule "A".

6.2  For shift premium only:

     (1) All regularly scheduled work beginning between 6:00 A.M. and 1:59 P.M. inclusive, shall be considered day shift work.

     (2) All regularly scheduled work beginning between 2:00 P.M. and 9:59 P.M. inclusive, shall be considered middle shift work.

     (3) All regularly scheduled work beginning between 10:00 P.M. and 5:59 A.M. inclusive, shall be considered night shift work.

6.3 Each employee regularly scheduled to work on the middle shift shall be paid a premium of forty cents ($.40) for all hours worked by him on that shift. Each employee regularly scheduled to work on the night shift shall be paid fifty-five cents ($.55) for all hours worked by him on that shift. These premium rates do not apply to day workers even though they may work over into a premium pay shift. If, however, the day worker is scheduled to take the place of a regular scheduled shift worker, then the premium rate applies.

6.4 All consecutive hours (exclusive of meal periods) worked by an employee who normally begins work at a time specified in the preceding paragraphs, shall be deemed to be worked by him on the shift on which he begins work.


ARTICLE VII - VACATIONS

7.1 Each employee meeting all the requirements of Section 2 of this Article shall be eligible for vacation in accordance with the following schedule:

     After completion of one (1) year of service with the Company since the employee's last date of hire -- two (2) weeks vacation during the year following the employee's anniversary date.

     After completion of five (5) years of service with the Company since the employee's last date of hire -- three
     (3) weeks vacation during the year following the employee's anniversary date.

     After completion of ten (10) years of service with the Company since the employee's last date of hire -- four
     (4) weeks of vacation during the year following the employee's anniversary date.

     Continuous service only for employees on the payroll December 1, 1988, shall include continuous service recognized with Lone
Star/Marquette.

7.2 An employee shall receive a vacation according to Section 1 of this Article provided that such employee has actually worked at least one thousand (1,000) hours during the year preceding his most recent anniversary date.

7.3 Vacations will not be cumulative, but so far as practical will be granted at times most desired by employees, with the final right to allotment of vacation period exclusively reserved to the Company in order to ensure the orderly operation of the mine. The Company may schedule up to two (2) weeks per calendar year for a "vacation shut-down" during which some or all employees will be required to take up to two (2) weeks of the vacation time for which the employees are eligible. However, employees eligible only for two
(2) weeks vacation may schedule one (1) week of vacation at times other than the "vacation shut-down." When requested vacation periods conflict, preference shall be given to the employee having the most continuous service (including continuous service accumulated with Lone Star/Marquette). In the event a paid holiday falls during an employee's vacation period, the employee shall receive holiday pay in addition to vacation pay. Every effort will be made by the Company to insure that the week of Thanksgiving will be one of the weeks and that a maximum number of employees will be able to take vacation that week. To insure orderly operation of the stone supply, a minimum crew may be scheduled to work said shut down weeks.

7.4 No vacation may be taken prior to the employee's applicable anniversary date. An employee must take his vacation within twelve
(12) months after he qualifies for it. An employee cannot accumulate vacation time beyond the twelve (12) month period following the employee's anniversary date. An employee must have been actively employed (at work) at sometime during the calendar year to be eligible for vacation pay during that calendar year.

     Employees may request additional (unpaid) vacation time and the Company will attempt to comply with such request. (Upon voluntary termination, employees will be paid for all unused vacation time and pay, provided that such employee has actually worked one thousand (1,000) hours during the year preceding his most recent anniversary date).

     An employee may receive one week of vacation pay per year in lieu of time off if requested. This may be extended to an additional week with company approval.

ARTICLE VIII - PAID LEAVES

8.1 It is agreed that the Company shall make up the wage loss incurred by a regular employee (as distinguished from a probationary employee) because of jury service by payment of the difference between the amount received for such jury service on the day such employee would have been regularly scheduled to work and his regular rate of pay computed on the same basis as vacation pay. Any employee reporting for jury duty will not be required to work his regular shift that calendar day. The employee will be excused for the entire day without loss of pay. Hours spent on jury duty service and paid for hereunder shall be considered as time actually worked for all overtime purposes. Further as outlined above, the Company shall make up the wage loss incurred by an employee when subpoenaed as a witness in an action when the employee or the Union or the Company are neither the plaintiff nor the defendant.

8.2 To receive pay from the Company under this provision, the employee must provide the Company with a statement signed by an official of the court certifying as to the employee's service as a juror or court witness or appearance in court for such purposes, the date or dates of attendance, and the compensation paid him exclusive of any transportation and/or subsistence allowance.

8.3 Employees who are members of organized reserve components of the Armed Forces, including the National Guard, will be allowed leave of absence annually for the purpose of attending required military training encampments or cruises. The Company will pay any employee who goes on such leave of absence the difference between the employee's straight time pay for up to two (2) weeks (ten (10) working days) annually and the employee's military pay including longevity pay but excluding all allowances such as rent, subsistence, uniform, and travel. Payment will be made when the employee returns from reserve training on presentation of satisfactory proof of the amount of pay received.


ARTICLE IX - COPIES

9.1  The Labor Agreement, and Summary Plan Descriptions for the
Pension Plan, 401K, and Insurance Plan will be printed at Company expense. The Company will provide each member with a copy of the booklet.


ARTICLE X - GRIEVANCE PROCEDURE

10.1 Should differences arise during the term of this Agreement between the Company and the Union, or an individual employed by the Company, as to the meaning and application of the provisions of this Agreement, an earnest effort shall be made by the parties to settle such differences promptly and in the following manner:

     (1) STEP I. The complaint, within seven (7) days of its occurrence, or the occurrence of the matter out of which the complaint arises, may be taken up by the employee involved, with or without Union representation, with his management representative. The employee shall state the specific article(s) and paragraph(s) of the Contract that is alleged to have been violated in order for the grievance to be considered and processed.

     (2) STEP II. If no satisfactory settlement is reached in Step I, the matter shall be reduced to writing and presented to the Mine Manager and/or Plant Manager within five (5) days from the date of the meeting with the management representative. The employee shall state the specific article(s) and paragraph(s) of the Contract that is alleged to have been violated in order for the grievance to be considered and processed. At the time of presentation, or within five (5) days, the Mine Manager and/or Plant Manager or his designee will meet with the employee with the assistance of a Union Representative if requested by the employee to hear and discuss the grievance. The Company shall answer the grievance in writing within five (5) days after said meeting.

     (3) STEP III. If no agreement is reached in Step II, the Committee may, within five (5) days of the receipt of the above answer, refer the matter to higher officials of the Company and the Union, who may attend a meeting to be held within thirty (30) days upon request.

     (4)  STEP IV.

          a. Any grievance not settled in Step III above may be referred to arbitration. Notice to refer a grievance to arbitration shall be given in writing within fifteen (15) days after being notified of the decision rendered in Step III or the matter will be considered closed. Only one (1) grievance may be submitted to or under review by any one (1) Arbitrator at any one
(1) time unless by prior mutual written consent of the parties.

          b. In the event the parties are unable to agree upon an Arbitrator within seven (7) days after arbitration is invoked, then they shall jointly petition the Federal Mediation and Conciliation Service, which shall submit a panel of seven (7) qualified arbitrators, and the parties shall select a single arbitrator from such panel. The Arbitrator shall be appointed by mutual consent of the parties hereto. If the arbitrators included in this panel are unacceptable to either party, a second panel shall be requested from the Federal Mediation and Conciliation Service and a single arbitrator selected from this panel.

          c. Any grievance referred to arbitration shall be heard as soon as possible and a decision rendered within thirty (30) days of the hearing or the date of postmark of the post hearing briefs. The Arbitrator shall have no power to add to or subtract from or change, modify or amend any of the provisions of this Agreement. The decision rendered by the Arbitrator will be final and binding upon the Union, the Company, the grievant, and all the employees covered by this Agreement. The Arbitrator selected pursuant to this Article shall interpret and apply the terms of this Agreement; he/she shall not substitute his/her discretion and judgement for that of the Company. If the Arbitrator finds that a dischargeable offense was committed by the employee, he/she shall not substitute his/her judgement for that of the Company as to whether discharge or a more lenient penalty was appropriate in a particular case.

          d. It is expressly agreed that no Arbitrator shall have the authority to decide any matter involving the exercise of a right reserved to management under this Agreement.

          e. Each party hereto shall pay the expense incurred in the presentation of its own case, and the expenses incident to the services of the Arbitrator, including the cost of the transcript, shall be shared equally by the Company and the Union.

10.2 The time limits referred to in the foregoing paragraphs exclude Saturdays, Sundays and holidays.

10.3 Any grievance growing out of a discharge or suspension must be submitted in writing by the aggrieved employee directly to the Union and from the Union to the Director of Human Resources or Plant Manger within forty-eight (48) hours of the discharge or suspension or it will not be recognized and action taken shall be final.

10.4 Any grievance not presented or appealed within the time limits provided, unless mutually agreed to extend the time, shall be considered settled on the basis of the decision which was not appealed and shall be final and binding on the parties involved.

10.5 Grievances presented in any of the regular steps set forth and not answered within the time specified or as the same may be extended by mutual agreement shall be considered appealed to the next step of the grievance procedure.


ARTICLE XI - OVERTIME LUNCH

11.1 Any employee who works more than ten (10) consecutive hours, where such overtime hours are unscheduled, shall be given a lunch or lunch allowance. No lunch or lunch allowance will be provided if such overtime hours are scheduled with twelve (12) hours advance notice. Any employee working fourteen consecutive hours, in a working day, who has not already been provided an overtime lunch, will be entitled to lunch.


ARTICLE XII - NON-BARGAINING UNIT EMPLOYEES

12.1 It is understood and agreed that during the normal course of operations it may be necessary for non-bargaining unit employees to perform some bargaining unit work from time to time. Such work will be incidental to the normal duties of said non-bargaining unit employees, as long as such work does not permanently displace or replace a bargaining unit employee. Such work shall include work involving corrective action which must be performed expeditiously; instruction or training of employees; demonstration; inspection or testing of equipment; work of an emergency nature; and development work for new processes and/or procedures.

12.2 When equipment, expertise, facilities, and manpower are available, work customarily performed by bargaining unit employees will continue to be performed by these employees. Subcontracting may be used as needed to supplement the work force.

ARTICLE XIII - STRIKES AND LOCKOUTS

13.1 The Union agrees that there shall be no picketing or strikes by the Union or by its members, of any kind or degree whatsoever, or walkout, suspension of work, slowdowns, limiting of production, or any other interference or stoppage, total or partial, of the Company's operations for any reason whatsoever, such reasons including, but not limited to, unfair labor practices by the Company or any other Employer. It is further agreed that neither the Union or its members shall engage in the above prohibited conduct in support of picketing, strikes or any labor dispute actions engaged in by any other organization or person. In addition to any other recourse or remedy available to the Company for violation of the terms of this Article by the Union and/or any Union member, the Company may discharge or otherwise discipline any employee who authorizes, causes, engages in, sanctions, recognizes, or assists in any violation of this Article. The Company will not engage in any lockouts during the term of this Agreement.


ARTICLE XIV - HOLIDAYS

14.1 The Company recognizes the following nine (9) paid holidays per year: New Year's Day, Good Friday, Memorial Day, 4th of July, Labor Day, Thanksgiving, Day after Thanksgiving, Christmas Eve, and Christmas Day.

14.2 Holiday pay will be equal to eight (8) hours pay at the employee's straight time hourly rate. Such holiday pay will not be paid if the employee is absent from work on the holiday if scheduled to work on the holiday or if the employee is absent on the scheduled day preceding or following the holiday unless such absences are excused by Management. In no event shall a holiday be paid for unless an employee has also actually worked at least one
(1) day during the fifteen (15) day period immediately preceding or immediately following the holiday.

14.3 If an employee is required to work on a holiday, he will receive eight (8) hours pay for the holiday (holiday pay) plus one and one-half (1-1/2) times the employee's regular hourly rate for hours up to eight (8) hours actually worked on the holiday.

     All hours worked in excess of eight (8) hours on a holiday will be paid at two (2) times the employees regular rate of pay.

14.4 Since the employee is receiving one and one-half (1-1/2) times the employee's regular hourly rate for hours actually worked on the holiday, such hours actually worked on the holiday shall not be counted toward the calculation of overtime pay received for working in excess of forty (40) hours per week.

14.5 The eight (8) hours holiday pay shall be counted toward the calculation of overtime pay paid for working in excess of forty
(40) hours per week if the employee is off for the holiday, but not on his/her regularly scheduled day off.


14.6 When a holiday falls on Sunday, it will normally be observed on the following Monday. Under certain conditions the Company may elect to observe the holiday on the preceding Friday in lieu of Monday. This change may apply to some or all employees.


ARTICLE XI - SENIORITY

15.1 Seniority shall consist of an employee's length of continuous service with the Company since the employee's last day of hire at its facility located at Morgantown (Deckers Creek), West Virginia. Continuous service only for employees employed by the Company before December 1, 1988 shall include continuous service at Deckers Creek, West Virginia recognized by Lone Star/Marquette.

15.2 Each new employee shall be considered as a probationary employee for the first ninety (90) calendar days of full time employment after which the employee's seniority shall date back to his date of hire. There shall be no seniority among probationary employees. Such employees shall not have recourse to the grievance procedure of this Agreement and may be laid off or discharged as exclusively determined by the Company.

15.3 An employee's seniority shall be lost and continuous service shall be broken when an employee:

     1.   is discharged;

     2. is terminated upon permanent shutdown of the Company's facilities;

     3. is laid off for a period of three (3) years or the length of his seniority as of his last day of work, whichever period is shorter;

     4.   voluntarily quits which shall be deemed to include:

          a) failure to notify the Company of the employee's intention to return to work after layoff within three (3) working days, and to actually report to work within seven
          (7) working days (unless this latter period is extended in writing by the Company) after he has been notified by certified mail (either by delivery or attempted delivery) at his last address appearing on the Company's records to report to work;

          b) an absence from work for two (2) consecutive scheduled work days without reporting to work unless excused by Management in advance;

          c) the employee fails to return to work on the first regularly scheduled work day following the termination of any leave of absence or any other leave approved by the Company unless excused by Management.

     5.   retires.

15.4 When a vacancy occurs for which a laid off employee is qualified, he will be given certified mail notice of recall at his last address as shown on Company records. The employee must notify the Company of the employee's intention to return to work after layoff within three (3) working days and must actually report to work within seven (7) working days (unless this latter period is extended in writing by the Company) after he has been notified by certified mail (either by delivery or attempted delivery).

15.5 An employee on continuous absence due to disability shall accrue seniority and retain recall rights for a period not to exceed thirty-six (36) months or the length of his seniority as of his last day worked (minimum of twelve (12) months), whichever period is shorter. An employee absent because of disability shall only be recalled for a vacancy which occurs after he is physically able to return to work. However, should such an employee be declared totally and permanently disabled prior to thirty-six (36) months, such employee's name shall be removed from the payroll and a certified mail notice to this effect will be sent to his last address as shown on Company records. This provision of this Agreement applies to recall rights only.

15.6 If an incapacitated employee is released to return to work and is not physically able to perform the job that the employee was performing before the disability occurred, the released employee shall be allowed, subject to mutual agreement between the company and the union, to displace a less senior employee in a job that the released employee is qualified and physically capable of performing. The displaced employee shall be the least senior person in the job classification. Qualification will be handled as in the normal bidding procedure. If a less senior employee is displaced form his/her job, the displaced employee, with the ability and qualification to perform another job, shall be allowed to also displace a less senior employee.

15.7 Should an employee in the bargaining unit after December 15, 1993, be promoted to a supervisory position outside the coverage of this Agreement and within ninety (90) days after promotion be demoted, his seniority will be reinstated in the amount he had when promoted.

15.8 Seniority lists agreed to by and between the Company and the Union shall be posted on the bulletin board as of May 1 and November 1 of each year. Corrections shall be made in the seniority lists when it is proved an employee is placed in the wrong position on said list, but all requests for corrections must be made within thirty (30) days from date of posting or the list shall be valid as posted.

15.9 When the Company declares that a full time shift opening exists (not including temporary openings), employees in the classification and employees entering the classification may exercise their seniority to choose established days off within the classification. In order to balance the skills and training on various shifts, the Company may delay certain changes in days off for up to six (6) months from the time the opening is filled.

15.10 The Company recognizes that all employees shall retain the right to seniority preference in cases of layoffs and recall. The last employee hired shall be the first laid off and the last laid off the first rehired. Such preferences in the cases of layoffs and recall shall take into consideration the employee's ability to perform the available work and the efficient operations of the operation. It is recognized that, in periods where business conditions necessitate that the level of production be reduced to a point where only a minimum of employees is required, it shall be necessary, in some cases, to deviate from strict plant seniority in order that some positions be available to service and adjust the equipment when production requirements increase. If the company does not layoff in accordance with seniority, the Company will meet with the Union to explain the reasons prior to the layoff.

15.11 In the event that an employee is displaced by the installation of mechanical equipment, change in production methods, the installation of new or larger equipment, the combining of jobs, the elimination of jobs, or by a more senior person, the employee may elect to exercise his/her plant seniority to displace the least senior person in a position the employee is qualified to perform within one week of being placed on the job.

ARTICLE XVI - JOB BIDDING

16.1 When the company determines a vacancy exists, other than a minimum pay job, the Company will post a notice of such fact, such notice to remain posted for a period of at least five (5) days, not including Saturdays, Sundays, or holidays. This notice shall state rates of pay, hours, and job requirements. The union will be provided with a copy of each bid. All bids shall be considered in the manner provided herein in Section 16.3 and the successful applicant's name will be posted within seven (7) days after the bids are opened, except where testing is required. Said delay will not exceed ten (10) days, unless additional time is agreed to between the Union and the Company. The successful bidder will be placed on the job within as reasonable a time as possible from the date of posting the award. In the event of the successful applicant's failure to qualify in the opinion of the Company, then it is understood that said employee is to be restored to his former position and standing. Employees will submit their bid to the supervisor and will be given a receipt for the bid.

     The successful bidder will be placed on the job as soon as possible unless an extension is agreed to by the company and the union. The Company may choose to cancel the bid at any time. If a successful bidder is not assigned to the new job within thirty
(30) working days following the awarding of the bid, the employee shall receive the applicable starting rate of the new job. The successful bidder may be disqualified by the Company within the first 120 days of assignment to the new job at the sole discretion of management. In the event of the successful applicants failure to qualify in the opinion of the company, then it is understood that said employee is to be restored to his former position and standing.

16.2 If within twenty-four (24) months following his assignment to a new job under this procedure, an employee applies for another new job of equal or lower classification, the Company may, at its discretion, disregard such application. After twenty-four (24) months employees may only bid for promotional job opportunities except by mutual agreement between the parties. This provision does not apply to employees successfully bidding into the Entry Level Mechanical, Electrical, or Instrument Training Program.

     Lateral or down-bids for any position shall only be permitted one time, per employee, during the course of this agreement.

16.3 The following factors shall apply in the awarding of all jobs:

     (1)  Qualifications of the Applicant (which shall include:
          ability to perform the work, aptitude, skills, experience, training for the job, and attendance);

     (2)  Physical Fitness of the Applicant;

     (3)  Seniority.

     Where (1) and (2) are equal, (3) shall apply.

     If the employee selected shall fail to qualify after a fair trail period, in the exclusive judgement of the Company, he shall be returned to his former position and the next bidder shall be given consideration.

16.4 Temporary Reassignment. An employee who is temporarily assigned by his supervisor to perform work of a higher paid job classification will be paid the rate of such higher job classification for time actually worked. An employee temporarily assigned by his supervisor to perform work in an equal or lower paid classification will be paid the base hourly wage rate of his permanent classification.

16.5 In no event shall the Company be requested or required to post any job temporarily vacated by reason of vacations, illness, or injury. The Company, at its discretion, may create temporary jobs not to exceed one hundred twenty (120) work days. Successful bidders bidding down or laterally on such temporary jobs will be placed in the labor classification upon completion of the job. Should the Company determine that any temporary job become permanent, the Company shall post the job as provided in this Article.

16.6 Knowledge, training, skill and ability gained while holding jobs under the bid system and seniority, will be given consideration in making promotions, layoffs, or reductions in work force.

16.7 If an employee bids on a higher rated job and is awarded the job, that employee will be slotted at the starting progression rate for the new job. However, if the transferring employee is leaving a position with a rate of pay greater than the starting rate of the new position, then the transferring employee will retain his/her former rate of pay until the time in the new classification allows the employee to move up to the incremental increase in progression.

ARTICLE XVII - WORKWEEK AND OVERTIME

17.1 During the life of this Agreement it is understood that the "normal work day" is the twenty-four (24) hour period beginning
with the start of the employee's shift.   The "normal work day" is
eight (8) consecutive hours of work in a twenty-four (24) hour period, broken by established meal periods, except as necessitated to maintain efficient plant operations.

     The "normal work week" is made up of five (5) consecutive
"normal work days" within a seven (7) day period beginning with the morning shift on Mondays. The "normal work week" for certain employees may begin on a day other than Monday. One and one half
(1 and 1/2) times the employees regular hourly rate will be paid for all hours worked in excess of forty (40) hours per week or in excess of eight (8) hours per day. The Company will notify the Union should the need arise to deviate from the "normal work week".


17.2 Callouts.

     (1) If an employee is called out after his regular shift and after leaving the plant, or on off days, he shall be paid a minimum of four (4) hours pay at one and one-half (1-1/2) times the employee's regular rate. However, such hours shall not be counted toward the calculation of overtime pay paid for working in excess of forty (40) hours per week.

     (2) If such employee is notified twelve (12) hours or more in advance of his shift, the four (4) hour minimum will not apply.

17.3 Weekly manning schedule shall be posted not later than the end of the day shift on Fridays barring unforeseen circumstances outside the Company's control.

17.4 Insofar as practical, overtime will be equalized in each department by classification. The current overtime distribution policy will be posted by the Company. The overtime equalization list will be updated weekly and posted.

ARTICLE XVIII - FUNERAL LEAVE

18.1 When an employee who has completed the probationary period is absent from work solely to arrange for and/or attend the funeral of his/her parent, stepfather, stepmother, wife or husband, son or daughter, or stepchildren, brother, sister, grandfather, grandmother, grandson, granddaughter, father-in-law or mother-in-law, grandparents of spouse, son-in-law or daughter-in-law, the Company will pay up to three (3) consecutive work days, or four (4) consecutive work days if the employee is required to travel at least five hundred miles to attend funeral services, of eight (8) hours each, at the employee's regular hourly rate for each scheduled workday the employee is absent with the permission of the Company. The funeral leave must be taken within seven (7) consecutive calendar days from the date of the death or funeral services.

18.2 Funeral leave will be granted only for absences occurring on the employee's regularly scheduled workdays and will not apply to employees on vacation, layoff or other non-working status. Hours paid under this Article will be counted as hours worked for the purpose of computing overtime. To be eligible for benefit under the Article, the employee must supply upon request reasonable documentary evidence of covered death and family relationship and must attend the funeral.


ARTICLE XIX - SAFETY AND HEALTH

19.1 A joint Safety and Health Committee will be established consisting of members appointed by the Company and the Union. The "Committee" will consist of two (2) members from the union and two
(2) members from the Company plus the Plant Manager or his designee. Meetings will be held regularly to address safety and health concerns and make recommendations to the plant management. The "Committee" will establish an Accident Investigation Team. Safety issues, complaints and/or disputes may be investigated by the "Committee". Any safety and health issues not resolved by the "Committee" will be addressed through the normal grievance procedure. Employees will be required to properly use and maintain all personal protective equipment supplied by the Company.


ARTICLE XX - BULLETIN BOARD

20.1 The Union agrees to post only notices concerning elections, meetings, reports and other official Union business and notices of social and recreational activities on the Company bulletin board.
A copy of each notice will be supplied to the Plant Manager at the time of its posting. The Union agrees further that it will post no matter which is in the disinterest of the Company. However, notwithstanding the above, it is understood that the Company's decision concerning the use of the bulletin board shall be final.


ARTICLE XXI - FURNISHING OF TOOLS

21.1 The Company shall furnish all special tools and equipment. Maintenance employees shall furnish their own tools; in case of breakage or loss, the Company will replace or repair such tools. All breakage or loss shall be reported immediately to the Company.

ARTICLE XXII - DUES CHECK-OFF

22.1 Check-off: During the term of this Agreement, the Company will continue to check off monthly dues, and initiation fees, each as designated by the Treasurer of the Local Union, as membership dues in the Union on the basis of and for the term of individually signed check-off authorization cards, a copy of which is reproduced below, or hereafter submitted to the Company. The Company shall promptly remit any and all amounts so deducted to the Treasurer of the Local Union with a list of the employees from whom the deduction was checked off.

22.2 On or before the last Friday of each calendar month the Union shall submit to the Company a summary list of cards transmitted in each month.

22.3 Dues for a given month shall be deducted from the last payday in that month; deductions on the basis of authorization cards submitted to the Company shall commence with respect to dues for the month in which the Company receives such authorization cards.

22.4 Unless the Company is otherwise notified, the only Union membership dues to be deducted for payment to the Union from the pay of the employee who has furnished an authorization shall be the monthly Union dues. The Company will deduct initiation fees when notified, by notation on the list referred to in 22.2 above, and assessments as designated by the Treasurer of the Local Union.

22.5 The Union shall indemnify the Company and hold it harmless against any and all suits, claims, demands and liabilities that shall arise out of or by reason of any action that shall be taken or not taken by the Company for the purpose of complying with the foregoing provisions of this Article, or in reliance on any list or certificate which shall have been furnished to the Company by the Union under any such provisions.

22.6

                          CHECK-OFF AUTHORIZATION
                     FOR INTERNATIONAL BROTHERHOOD OF
                       BOILERMAKERS, CEMENT DIVISION




Company

                                                      19
Plant                                        Date


     Pursuant to this authorization and assignment, please deduct from my pay each month, while I am in employment within the collective bargaining unit in the Company, monthly dues, assessments and (if owing by me) an initiation fee each as designated by the Treasurer of the Local Union, as my membership dues in said Union.

     The aforesaid membership dues shall be remitted promptly by you to the Treasurer of the International Brotherhood of Boilermakers, Cement, Lime, Gypsum and Allied Workers Division,
Local Lodge D532, or its successor.

     This assignment and authorization shall be effective and can be cancelled any time by written notice and cannot be reinstituted for a twelve (12) month period or until the termination date of the current collective bargaining agreement between the Company and the Union, whichever occurs sooner.

Local Union No. D532
International Brotherhood of
Boilermakers, Cement Divisio  Signature



Witness                       Date

ARTICLE XXIII - UNION SECURITY

23.1 All employees covered by this Agreement, who as of December 15, 1993, are members of the Union in good standing, and all employees who thereafter become members, shall, as a condition of continued employment, remain members of the Union in good standing for the duration of the Agreement.

     All new employees covered by the Agreement shall, as a condition of employment, become members of the Union on or immediately after the thirtieth (30th) calendar day following their employment.

ARTICLE XXIV - LEAVE OF ABSENCE

24.1 Any employee elected or appointed to a full time position with the International Brotherhood of Boilermakers, Cement, Lime, Gypsum and Allied Workers Division may be granted a leave of absence up to two (2) years provided thirty (30) days notice is given to the Company prior to the beginning of such leave. During such leave, seniority shall accumulate. Insurance benefits shall be suspended upon the commencement of such leave and will be in effect the first day of returning to work with the Company. Upon returning to work such employee shall be reinstated to his former job providing it is still in existence; if not, he should be eligible to apply for any job within the bargaining unit by means of the then-existing bidding procedure. The Company agrees to consent to the absence of no more than one (1) employee at any time under this paragraph.

ARTICLE XXV - BENEFIT PLANS

25.1 During the term of this Agreement the Company will provide employees with participation in the Southdown, Inc. Group Medical Network Benefit Plan, the Southdown, Inc. Dental Plan, the Southdown, Inc. Life Insurance and Accidental Death and Dismemberment Plan, the Southdown, Inc. Long Term Disability Plan, the Southdown, Inc. Pension Plan, the Southdown, Inc. Retirement Savings Plan, the Southdown, Inc. Post Retirement Retiree Medical Insurance Plan, and the Southdown, Inc. Voluntary Life Insurance Plan, including all amendments and modifications to said plans during the life of this Agreement, on the same basis as the benefits and eligibility requirements are provided to Southdown, Inc.'s salaried employees.

25.2      SICKNESS AND ACCIDENT BENEFITS

If an employee with at least one (1) year of service is absent from work due to disability, sickness and accident benefits are payable. The disability must prevent the employee from performing the duties of the job because of a non-occupational sickness or injury. This benefit is payable if confined to a hospital or home.

After a waiting period of one (1) week (waived if the employee is hospitalized as an in-patient), the disability benefits are payable at a rate of fifty-one dollars ($51) per day for a maximum of five days per week. A disabled employee may receive weekly sickness and accident benefits during the period of disability not to exceed five (5) months. It is the employee's responsibility to make application for this benefit and the attending physician must document the nature of the disability and expected date of return to work.

No benefits shall be payable for the following:

     1. disability which you are not under the direct care of a licensed physician.
     2. sickness or injury which is purposefully self-inflicted while sane or insane.
     3. disability due to an injury arising out of the course of employment.
     4. disability due to disease which benefits are payable under Worker's Compensation, Occupational Disease or similar law.

This benefit terminates upon retirement or upon termination of employment.

ARTICLE XXVI - TERMS OF AGREEMENT

26.1 After ratification by the members of the Local Union, this Agreement shall become effective and remain in force and effect and be binding upon the parties hereto from December 15, 1993, to and including December 14, 1997, and it shall continue to be in full force and effect thereafter from year to year until either party on or before October 14, of any year, beginning October 14, 1997, gives written notice to the other party of its desire or intention either to alter and modify or terminate the same. If such notice is given, the parties hereto shall begin negotiations not later than November 15 in such year.

     IN WITNESS WHEREOF, the Union has caused this Agreement to be executed in its name, after due authorization by a vote of a majority of its members, and the Company has caused it to be executed in its name, by its duly authorized representatives.

INTERNATIONAL BROTHERHOOD OF  KOSMOS CEMENT COMPANY
BOILERMAKERS, CEMENT, LIME,
GYPSUM AND ALLIED WORKERS,
DIVISION LOCAL LODGE NO. D532

By:                                     By:
     James Hickenbotham                     Bernard M. Reuland

By:                                     By:
     James Cantrell                         David E. Tiller

By:                                     By:
     Harlie Lowther                         Steven A. Wise

By:                                     By:
     Robert Wolfe                           William M. Clements

Signed this        day of               Signed this        day of
                    , 19                               , 19

                        SCHEDULE A - PAY PROCEDURES

A1 - GAINSHARING: The employees will participate in a gainsharing program developed by the Company. An oversight committee made up of two (2) members from management and two (2) members from the union will meet as needed and review published reports. Employees will be encouraged to submit ideas to the committee.

A2 - RATE STRUCTURE: The rate structure shall consist of a starting rate, one thousand (1,000) hour worked incremental rates during the qualification period, and a qualified or "top" rate. An employee becomes eligible for an increase for every one thousand
(1,000) hours worked up to the top rate.

A3 - JOB TRANSFERS: If an employee bids on a different job and is awarded the job, his pay and training credits will be established as follows. He will be evaluated by the foreman he has been working for, the foreman he will be working for, and the Mine Manager. They will review his skill, ability, education, and experience in relationship to the job and place him within the service schedule accordingly. If he has no skill, ability, education, or experience to offer, he will begin at the starting rate.

A4 - LEADPERSONS: Leadpersons will be paid $1 per hour in addition to their normal rate of pay while they are designated as leadpersons to perform certain quasi-supervisory tasks incidental to their normal hands-on work.

A5 - SERVICE SCHEDULES


                         12/15/93  12/15/94  12/15/95  12/15/96

Contract wage increases  $    .50  $    .40  $   .35   $    .30

Employees who received skills premium under the 1990 labor agreement will be red circled at their 1993 rate of pay and will receive no wage increases until the scheduled increases accumulate more than the amount of the skills premium.

PRODUCTION GROUP

QUARRY PRODUCTION A
                         12/15/93  12/15/94  12/15/95  12/15/96

Starting Rate            $10.00    $10.40    $  10.75  $  11.05
End 1,000 hours worked   $10.60    $11.00    $  11.35  $  11.65
End 2,000 hours worked   $11.20    $11.60    $  11.95  $  12.25
End 3,000 hours worked   $11.80    $12.20    $  12.55  $  12.85
End 4,000 hours worked   $12.40    $12.80    $  13.15  $  13.45
End 5,000 hours worked   $13.00    $13.40    $  13.75  $  14.05

Fully qualified rate for Production A will include being trained and able to do the job duties of: Blasters, driller helper, crusher operator, mine truck driver.

QUARRY PRODUCTION B

                         12/15/93  12/15/94  12/15/95  12/15/96

Starting Rate            $13.00    $13.40    $  13.75  $  14.05
End 1,000 hours worked   $13.30    $13.70    $  14.05  $  14.35
End 2,000 hours worked   $13.60    $14.00    $  14.35  $  14.65
End 3,000 hours worked   $14.00    $14.40    $  14.75  $  15.05

Fully qualified rate for Production B will include being trained and able to do the job duties of Production A and: Gradall operator, barge loader, front-end loader, TT driver, driller, scaler/bolter.

QUARRY MAINTENANCE GROUP

Starting Rate            $11.25    $11.65    $  12.00  $  12.30
End 1,000 hours worked   $11.65    $12.05    $  12.40  $  12.70
End 2,000 hours worked   $12.05    $12.45    $  12.80  $  13.10
End 3,000 hours worked   $12.45    $12.85    $  13.20  $  13.50
End 4,000 hours worked   $12.85    $13.25    $  13.60  $  13.90
End 5,000 hours worked   $13.25    $13.65    $  14.00  $  14.30
End 6,000 hours worked   $13.65    $14.05    $  14.40  $  14.70
End 7,000 hours worked   $14.05    $14.45    $  14.80  $  15.10
End 8,000 hours worked   $14.45    $14.85    $  15.20  $  15.50

Employees working as repair helpers will progress to the 5,000 hours worked rate and shall not be required to furnish their own tools.